KEY LINK ASSETS CORP.

216 South Jefferson, Suite LL1

Chicago, IL 60661

312-965-9637

October 20, 2015

VIA ELECTRONIC DELIVERY

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:

Key Link Assets Corp.

Post-Effective Amendment No. 1 to Form S-1

Filed September 2, 2015

Post-Effective Amendment No. 2 to Form S-1

Filed October 20, 2015

File Number 333-190836

Dear Ms. Ransom:

On September 2, 2015, Key Link Assets Corp. (the “Company”) filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-1, and on October 20, 2015 the Company filed Post-Effective Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”).

In connection therewith, pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby requests acceleration of the effective date of the Registration Statement to 9:00 a.m. EST on Friday, October 23, 2015 or as soon as practicable thereafter.

With respect to our request for acceleration of the effectiveness of the Registration Statement, this letter acknowledges that:

•

should the U. S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will confirm that the Company and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Shawn P. Clark

Shawn P. Clark

Chief Executive Officer